

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 7, 2006

Ms. Jacqueline Danforth, Chief Financial Officer
Capital Reserve Canada Ltd
1530 – 9 Avenue S.E.
Calgary, Alberta
CANADA T2G 0T7

       Re: **Capital Reserve Canada Ltd.**
              Form 20-F for Fiscal Year Ended December 31, 2004
              Filed July 29, 2005
              File No. 0-50339

Dear Ms. Danforth:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           April Sifford
                           Branch Chief